FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 20, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

20 October 2022
NatWest and Vodeno Create Strategic Partnership

NatWest Group plc and the Vodeno Group enter into a Strategic Partnership to Create Banking-as-a-Service Business

NatWest Group plc ("NatWest Group") has entered into a strategic partnership with the Vodeno Group (comprising of Vodeno Limited and its subsidiaries) which will see the creation of a Banking-as-a-Service ("BaaS") business in the UK. This strategic partnership will enable businesses to embed financial services products such as payments, deposits, point-of-sale credit and merchant cash advances directly in their ecosystem by leveraging the Vodeno Group's BaaS technology, and NatWest Group's banking technology and UK banking licenses.

Vodeno Group is a European BaaS provider which combines the Poland-based Vodeno Sp Z.o.o ("Vodeno TechCo"), a software company providing its API-based technology platform and the Belgium-based Aion Bank, which has a banking license covering a range of banking products, including loans, deposits and access to EEA payment systems. Vodeno Group is majority owned by Warburg Pincus.

Under the terms of the agreements, a new UK based entity will combine the Vodeno Group's technological and operational capabilities and its cloud platform with NatWest Group's banking technology and expertise, building on NatWest Group's position as a leading supporter of UK business. Through its business banking app Mettle, NatWest Group has built a standalone core banking and payments capability, Vodeno's Group's platform will provide a channel for delivering these capabilities to BaaS clients in the UK.

The new UK entity will be 82% majority owned and consolidated by National Westminster Bank Plc, with Vodeno TechCo holding the remaining minority interest. NatWest Group will additionally take a minority interest (initially a 9.9% holding, increasing to 18% subject to certain conditions and approvals being met) in Vodeno Limited, which owns 100% of Vodeno TechCo and Aion Bank.

NatWest Group Chief Executive Alison Rose said:

"As a leading supporter of UK business, we are committed to investing in digital transformation to provide a simpler and better banking experience for our customers. By entering into this strategic partnership with Vodeno Group we will be able to meet the evolving needs of our business customers as they look to embed financial products in their own propositions and journeys."

"This strategic partnership presents a strong potential source of fee income in a growing market, and an opportunity to deliver sustainable growth by building deeper relationships with our corporate customers. It also complements our existing investment in the development of business banking technology within our Mettle business."

Wojciech Sobieraj, CEO of Vodeno Sp Z.o.o added:

"Consumers require high quality and accessible banking products that are end-to-end digital, and Banking-as-a-Service is making this possible. Our fully API-based platform offers a comprehensive suite of BaaS products that enable brands to 'embed' financial services directly into their ecosystems to create seamless customer journeys. We are excited to combine our technology with NatWest Group to offer the next generation of financial services."

Completion of the arrangements is subject to satisfying various conditions, including licensing, servicing and other documentation, and obtaining regulatory approvals (including the UK Financial Conduct Authority and National Bank of Belgium / European Central Bank).

NatWest is committed to make in total i) a capped commitment of c.£115m, to enable the establishment of the new UK entity; and ii) a €58m investment in Vodeno Group to acquire an 18% minority stake, investment in each case subject to certain conditions and approvals being met.

ENDS

Banking-as-a-Service
Banking-as-a-Service provides corporates and financial institutions with complete end-to-end banking solutions, allowing them to embed and sell white labelled financial products underpinned by a bank's secure and regulated infrastructure combined with a modern API-driven platform.

About Vodeno and Aion Bank
Vodeno Sp Z.o.o and Aion Bank have combined a modern cloud-native '360' platform ecosystem, an EU banking license and a team of banking experts to offer comprehensive embedded financial services for banks, lenders and merchants across multiple sectors. From 'smart contract enabled' core banking to accounts, onboarding, payments, cards, investment and lending solutions, Vodeno Sp Z.o.o and Aion Bank aim to offer the ability to meet the demands of regulation while enabling innovation at speed.

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

NWG Media Relations
+44 (0) 131 523 4205

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document includes expectations regarding the fee income potential of the BaaS business and the amount of NatWest Group investment in Vodeno Group and may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social, governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, the impact of the Covid-19 pandemic, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions, the impact of climate-related risks and the transitioning to a net zero economy and the impact of the Covid-19 pandemic. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2021 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for Q1 2022 and H1 2022 and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier:

NatWest Group plc	2138005O9XJIJN4JPN90
National Westminster Bank Plc	213800IBT39XQ9C4CP71

Date: 20 October 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary